

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

February 4, 2011

Mr. Juanming Fang, Chief Executive Officer
Emo Capital Corp.
115 He Xiang Road
Bai He Village, Qing Pu
Shanghai, China 200000

> **Re:** **Emo Capital Corp.**
> **Form 10-K for the Fiscal Year Ended July 31, 2010**
> **Filed November 15, 2010**
> **Form 10-Q for the Fiscal Quarter Ended October 31, 2010**
> **Filed December 17, 2010**
> **File No. 333-145884**

Dear Mr. Fang:

We have reviewed your filings and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Form 10-K for the Fiscal Year Ended July 31, 2010

Item 1. Description of Business

1.   We note several uses of the phrase "this offering" in your annual report, such as in MD&A and the beneficial ownership table. Please revise to eliminate these references, which suggest that this document is for the purpose of offering and selling your securities.

Principal Products or Services and Their Markets

2.   We note that in several instances, you describe your product's features in a way that implies that your product is ready for market. You state initially in your document,

however, that you expect that you will "have a working, beta state software by the end of June 2011," and that you currently have not advanced beyond the business plan stage. Please revise throughout so that any discussion of your intended product's features clearly indicates that such product features are based on your expectations and are not guaranteed.

Item 8. Financial Statements and Supplementary Data

Report of Independent Registered Public Accounting Firm, page F-1

3.   We note that your auditor has not opined on the cumulative data (i.e., the period from August 23, 2006 to July 31, 2010) contained in your financial statements. Please note that an audit of cumulative data is required on an annual basis for registrants in the development stage. Please have this required audit completed and file an amended Form 10-K that includes an updated audit opinion. Refer to Rule 2-02(a) of Regulation S-X.

Item 9A. Controls and Procedures

4.   It does not appear that your management has performed its assessment of internal control over financial reporting as of July 31, 2010. See Item 308(a) of Regulation S-K. Please provide the required management's report on internal control over financial reporting in your amended filing. Please note that the failure to perform management's assessment adversely affects the company's and its shareholders ability to avail themselves of rules and forms that are predicated on the current or timely filing of Exchange Act reports.

5.   Please consider whether management's failure to perform or complete its report on internal control over financial reporting impacts its conclusions regarding the effectiveness of your disclosure controls and procedures as of the end of the fiscal year covered by the report and revise your disclosure as appropriate.

6.   You state that based on their evaluation of the effectiveness of your disclosure controls and procedures, your Chief Executive Officer and Chief Financial Officer, taking into account your limited resources and current business operations, concluded that your disclosure controls and procedures are effective in ensuring that all material information required to be filed in this annual report has been made known to them in a timely fashion. You also state that your management, with the participation of your president and treasurer, concluded that your disclosure controls and procedures are effective at ensuring that required information is disclosed in your reports. We note that this language varies from the language of Item 307 of Regulation S-K and paragraph (e) of Rule 15d-15. Please revise in your amended filing to clearly disclose the conclusions of your principal executive and principal financial officers, or persons performing similar functions, regarding the effectiveness of your disclosure controls and procedures (as defined in Exchange Act Rule 15d-15(e)), as of the end of the period covered by the report, based on the evaluation of these controls and procedures required by paragraph (b)

of Rule 15d-15 under the Exchange Act. See Item 307 of Regulation S-K. Note that in lieu of providing the entire definition of disclosure controls and procedures set forth in paragraph (e) of Exchange Act Rule 15d-15, you may include a reference to Rule 15d-15(e) without including any part of the definition.

Change in Internal Control

7.   We note your disclosure that "[t]here were no significant changes in the Company's internal controls or in other factors that could significantly affect these controls subsequent to the evaluation date." Please revise in your amended annual report to disclose whether there have been any changes to your internal control over financial reporting identified in connection with the evaluation required by paragraph (d) of Exchange Act Rule 15d-15 that occurred during your last fiscal quarter that has materially affected, or is reasonably likely to materially affect, your internal control over financial reporting. See Item 308(c) of Regulation S-K.

Item 12. Certain Relationships and Related Transactions

8.   We note that you have an outstanding loan from your sole officer. Please explain to us how you determined that disclosure was not necessary under Item 404(d) of Regulation S-K or revise. In addition, please tell us whether you have an agreement evidencing the loan. If you do, please explain to us how you determined not to file the agreement as an exhibit pursuant to Item 601(b)(10)(i) of Regulation S-K.

Signatures

9.   You did not identify the person signing your annual report on Form 10-K in the capacity of principal financial officer, and controller or principal accounting officer. See paragraph 2(a) of General Instruction D to Form 10-K. Note that any person who occupies more than one of the specified positions must indicate each capacity in which he or she signs the report. See paragraph 2(b) of General Instruction D to Form 10-K. Please revise, as appropriate, in your amended Form 10-K.

Exhibit 31

10.   Mr. Fang signed the certification solely in his capacity as your chief executive officer. If, as it appears, Mr. Fang is also your principal financial officer, please indicate this in the signature block of the certification filed with your amended annual report on Form 10-K. For guidance, refer to Question 12 of the Division of Corporation Finance's Sarbanes-Oxley Act of 2002 Frequently Asked Questions (November 14, 2002). If Mr. Fang is not your principal financial officer, please include a certification signed by your principal financial officer with your amended filing. See Exchange Act Rule 13a-14(a). Please note that this comment also applies to your quarterly report on Form 10-Q for the quarter ended October 31, 2010.

Exhibit 32

11.   Mr. Fang signed the certification solely in his capacity as your chief executive officer. If, as it appears, Mr. Fang is also your principal financial officer, please indicate this in the signature block of the certification filed with your amended annual report on Form 10-K. If Mr. Fang is not your principal financial officer, please include a certification signed by your principal financial officer with your amended filing. See Exchange Act Rule 13a-14(b). Please note that this comment also applies to your quarterly report on Form 10-Q for the quarter ended October 31, 2010.

Form 10-Q for the Fiscal Quarter Ended October 31, 2010

Part I – Financial Information

General

12.   We note your statement in the discussion of the risks related to your business that your auditor issued a going concern opinion as at December 17, 2010. We are unable to locate this audit report in the filing. Please amend your Form 10-Q to include this audit report. For future filings on Forms 10-Q, please note that interim financial statements may be unaudited but are required to be reviewed by an independent public accountant. However, if you state in the filing that the interim financial statements were reviewed, a report of the accountant on the review must be filed with the interim financial statements. Refer to Rule 8-03 of Regulation S-X.

Item 4. Controls and Procedures

13.   We note that your president (your principal executive officer, principal accounting officer, and principal financial officer) concluded that your disclosure controls and procedures were effective as of the end of the period covered by "this annual report." Please revise in your amended Form 10-Q to disclose the conclusions of your principal executive and principal financial officers, or persons performing similar functions, regarding the effectiveness of your disclosure controls and procedures as of the end of the period covered by the Form 10-Q. See Item 307 of Regulation S-K.

14.   We note your disclosure that in designing and evaluating your disclosure controls and procedures, your management recognizes that any controls and procedures, no matter how well designed and operated, can provide only "reasonable assurance" of achieving the desired control objectives, and your management is required to apply its judgment in evaluating the cost-benefit relationship of possible controls and procedures. If you choose to retain this statement in your amended Form 10-Q, you should state clearly, if true, that your principal executive and principal financial officers (or persons performing similar functions) concluded that your disclosure controls and procedures were effective at the reasonable assurance level as of the end of the period covered by the report. See

Section II.F.4 of SEC Release No. 33-8238.

<u>Exhibit 31</u>

15. The certifications may not be changed in any respect from the language of Item 601(b)(31) of Regulation S-K, even if the change would appear to be inconsequential in nature. See Section II.B.4 of SEC Release No. 33-8124. We note that you have replaced the word "registrant" throughout, with "small business issuer." Please include certifications containing the exact language required by Item 601(b)(31) of Regulation S-K with your amended Form 10-Q.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Jennifer Fugario, Staff Accountant, at (202) 551-3482 if you have questions regarding comments on the financial statements and related matters. If you have any other questions, please contact Ryan Houseal, Staff Attorney, at (202) 551-3105 or Evan Jacobson, Staff Attorney, at (202) 551-3428. If you require further assistance, do not hesitate to contact me at (202) 551-3406.

Sincerely,

/s/ Patrick Gilmore

Patrick Gilmore
Accounting Branch Chief